SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.
6-K ITEM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ Ofer Tziperman
Ofer Tziperman
Chief Executive Officer

Date: April 8, 2013

Press Release

EasyPark Regional Solution Implemented in New Hampshire

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Portsmouth, NH with neighbor Dover create the first Multi-City program in the U.S. to use EasyPark for public parking needs
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Iselin, NJ,  April 8, 2013 - On Track Innovations Ltd. (“OTI”) (NASDAQ GM: OTIV) announced today that the City of Portsmouth, New Hampshire is implementing the EasyPark™ electronic  parking payment and information system in the City, joining its neighboring city Dover in creating the first regional program in the U.S. to use EasyPark. The EasyPark device enables its users to park interchangeably in both cities.

Portsmouth is a Northeast tourist destination with over 2,500 off-street and on-street public parking spaces in its downtown, follows neighboring city Dover – as well as other cities and colleges, such as UC Davis and the City of Austin - in adopting EasyPark as their parking payment solution.  To sign up for the EasyPark program in New Hampshire go to: https://easyparkusa.com/register.

“Like many of our neighboring cities and towns, convenient access to our commercial districts and waterfront areas is important to our residents and business owners,” said Tom Cocchiaro, Portsmouth parking operations supervisor. “EasyPark was a logical addition to the solutions we’re developing for our residents who want an easier way to pay for parking.”

EasyPark is designed to provide municipalities with a ‘one-stop-shop’ for all their parking information and payment needs. EasyPark allows drivers to use an online account to pay for parking without having to pay a meter. All a driver has to do is select the city and parking zone on the EasyPark device and place it in the vehicle in the designated location, according to the city’s requirements. No searching for coins or walking back and forth to a pay and display terminal.  The device can be easily connected to the online account via a computer and the internet to load additional funds or download new parking-related information.

Designed to work within the budget constraints of municipalities, EasyPark allows municipalities to retain 100% of parking revenues while providing drivers with a convenient parking payment solution. As the most advanced, leading parking meter-free system, it is already widely-adopted by municipalities around the world.

The EasyPark™ system is perfect for municipalities as it allows for:

•	Multiple municipalities to use one device
•	Cost effective, modular implementation
•	No additional investment in infrastructure required
•	No maintenance or overhead costs like other systems
•	May provide additional revenues to the municipality
•	An easy and convenient solution for drivers

EasyPark eliminates the hassle for a driver to find a working meter, look for coins and then return to their vehicle with a receipt to place on their dashboard. EasyPark enables drivers to simply park and go.

About On Track Innovations Ltd. (www.otiglobal.com)
On Track Innovations Ltd. (“OTI”) designs, develops and markets ID-credentialing, payment and loyalty applications based on its extensive patent and IP portfolio. OTI combines standards-compliant and state-of-the-art, contactless microprocessor-based technologies and enabling hardware with proprietary software applications to deliver high performance, end-to-end solutions that are secure, robust and scalable. OTI solutions have been deployed around the world to address homeland security, national ID, medical ID, contactless payment and NFC solutions, loyalty applications, petroleum payment, parking and mass transit ticketing. OTI markets and supports its solutions through a global network of regional offices and alliances.

Safe Harbor for Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “will”, "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI's current expectations and not on factual events, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations such as statements related to the prospects of success from the implementation of our current and new parking solutions in the region of the City of Portsmouth, New Hampshire and/or Dover, NH. Forward-looking statements could be impacted by various factors which are beyond the company’s control, including and not limited to the risk factors that are discussed in OTI's Annual Report on Form 20-F for the year ended December 31, 2011, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

The content of websites or website links mentioned or provided herein are not part of this press release.

OTI Contact:
Galit Mendelson
VP, Corporate Relations
732 429 1900 ext. 111
galit@otiglobal.com